Exhibit 99.6

Wipro Limited

Results for the Quarter and Year ended March 31, 2019

Operating Metrics Pertaining to IT Services Segment

A. IT Services

	FY 18-19					FY 17-18
	FY	Q4	Q3	Q2	Q1	FY	Q4
IT services Revenues ($Mn)	8,120.3	2,075.5	2,046.5	2,009.5	1,988.8	7,895.2	2,019.1
Sequential Growth Note 1	3.8%	1.4%	1.8%	2.2%	-1.5%	4.3%	2.3%
Sequential Growth in Constant Currency Note 2	5.4%	1.0%	2.4%	3.0%	0.2%	2.7%	0.9%
Operating Margin %	17.9%	19.0%	19.8%	15.0%	17.6%	16.1%	14.6%
Practices
Digital Operations and Platforms	13.7%	14.9%	14.7%	12.9%	12.4%	12.5%	12.4%
Cloud and Infrastructure Services	25.5%	25.2%	25.0%	25.6%	26.3%	27.3%	27.6%
Data, Analytics and AI	7.6%	7.6%	7.6%	7.8%	7.2%	7.2%	7.1%
Modern Application Services	45.9%	45.1%	45.6%	46.3%	46.7%	45.8%	45.5%
Industrial & Engineering Services	7.3%	7.2%	7.1%	7.4%	7.4%	7.2%	7.4%
Strategic Business Units
Banking, Financial Services and Insurance	30.9%	31.5%	31.4%	30.5%	29.8%	27.8%	28.7%
Communications	5.7%	5.7%	5.8%	5.8%	5.7%	6.5%	5.9%
Consumer Business Unit	15.7%	16.2%	15.6%	15.7%	15.3%	15.0%	15.0%
Energy, Natural Resources and Utilities	12.8%	12.8%	13.0%	12.8%	12.7%	13.1%	12.7%
Health Business Unit	13.2%	13.2%	13.1%	13.0%	13.6%	14.4%	14.2%
Manufacturing	8.2%	8.0%	8.1%	8.3%	8.4%	8.9%	8.9%
Technology	13.5%	12.6%	13.0%	13.9%	14.5%	14.3%	14.6%
Geography
Americas	56.8%	58.2%	57.1%	56.1%	56.0%	54.6%	53.8%
Europe	25.5%	24.6%	25.5%	25.7%	26.1%	26.1%	27.5%
Rest of the World	17.7%	17.2%	17.4%	18.2%	17.9%	19.3%	18.7%

Guidance ($MN)		2,047-2,088	2,028-2,068	2,009-2,049	2,015-2,065		2,033-2,073
Guidance restated based on actual currency realized ($MN)		2,055-2,096	2,018-2,058	1,990-2,030	1,978-2,027		2,060-2,100
Revenues performance against guidance ($MN) Note 3		2,075.5	2,046.5	2,041.2	2,026.5		2,062.0
Customer size distribution (TTM)
> $100MN	10	10	10	9	8	8	8
> $75MN	22	22	19	19	19	20	20
> $50MN	41	41	41	39	40	39	39
> $20MN	96	96	99	92	91	94	94
> $10MN	172	172	171	177	171	171	171
> $5MN	262	262	269	265	268	268	268
> $3MN	339	339	339	348	359	357	357
> $1MN	571	571	578	584	595	595	595
Revenue from Existing customers %	98.4%	97.6%	97.9%	98.6%	99.5%	98.6%	97.40%
Number of new customers	271	63	57	76	75	220	57
Total Number of active customers	1,115	1,115	1,132	1,131	1,184	1,178	1,178
Customer Concentration
Top customer	3.7%	3.7%	3.7%	3.7%	3.7%	3.2%	3.6%
Top 5	12.7%	13.7%	13.0%	12.2%	11.9%	11.4%	12.2%
Top 10	19.5%	20.4%	19.7%	19.1%	18.7%	18.3%	18.8%

Note 1: For computing Q4’19 and FY’19 YoY growth rates, we have adjusted the revenues of Q2’18 to Q4’18 for the divestment of our hosted data center services business which was completed in Q1’19.

Note 2: Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.

Note 3. In Q3’19, we carved out the India State Run Enterprises business out of our IT Services Segment. The guidance and performance vs the guidance for quarters prior to Q3’19 have not been adjusted for this carve out.

	FY 18-19					FY 17-18
	FY	Q4	Q3	Q2	Q1	FY	Q4
% of Revenue
USD	61%	62%	61%	60%	61%	60%	59%
GBP	10%	10%	10%	10%	11%	10%	11%
EUR	9%	9%	9%	9%	8%	9%	9%
INR	5%	4%	4%	5%	5%	6%	6%
AUD	5%	5%	5%	5%	5%	5%	5%
CAD	3%	3%	3%	3%	3%	3%	2%
Others	7%	7%	8%	8%	7%	7%	8%
Closing Employee Count	1,71,425	1,71,425	1,72,379	1,71,451	1,60,846	1,59,923	1,59,923
Utilization (IT Services excl. Infocrossing, DO&P, Designit, Cellent, HPS, Appirio, Cooper, Infoserver and India & Middle East )
Gross Utilization	74.4%	75.4%	73.4%	74.4%	74.5%	72.2%	73.1%
Net Utilization (Excluding Support)	83.3%	84.1%	81.9%	83.2%	83.9%	81.1%	82.4%
Net Utilization (Excluding Trainees)	84.8%	85.4%	83.2%	85.5%	85.2%	82.5%	83.4%
Attrition
(IT Services excl. DO&P)
Voluntary TTM	17.6%	17.6%	17.9%	17.5%	17.1%	16.8%	16.8%
Voluntary Quarterly Annualized	17.6%	16.6%	17.5%	18.5%	17.8%	16.6%	17.7%
DO&P % - Quarterly	11.7%	11.8%	10.5%	12.3%	10.8%	12.7%	11.3%
DO&P % - Post Training Quarterly	10.5%	10.8%	9.4%	11.2%	9.5%	11.2%	9.8%
Sales & Support Staff - IT Services	14,360	14,360	14,575	14,862	15,076	14,936	15,215
B. IT Services (Excluding Infocrossing, DO&P, Designit, Cellent, HPS, Appirio, Cooper, Infoserver, India and Middle East)
Revenue from FPP	59.4%	60.0%	59.8%	58.9%	58.9%	58.1%	58.7%
Onsite Revenue - % of Services	52.3%	51.5%	52.2%	52.8%	52.9%	53.2%	52.7%
Offshore Revenue - % of Services	47.7%	48.5%	47.8%	47.2%	47.1%	46.8%	47.3%

C. Growth Metrics for the Quarter and Year ended March 31, 2019Note 1 & 2
	Reported Currency QoQ%	Reported Currency YoY%	Constant Currency QoQ%	Constant Currency YoY%	FY 19 Reported YoY%	FY 19 Constant Currency YoY%
IT Services	1.4%	4.0%	1.0%	6.9%	3.8%	5.4%
Strategic Business Units
Banking, Financial Services and Insurance	1.9%	13.1%	1.3%	15.9%	14.3%	16.1%
Communications	-0.5%	-1.8%	-1.2%	3.2%	-9.2%	-5.4%
Consumer Business Unit	5.6%	12.7%	5.3%	14.8%	8.4%	9.8%
Energy, Natural Resources and Utilities	-0.2%	4.4%	-0.7%	9.4%	1.1%	4.0%
Health Business Unit	2.2%	-4.0%	2.1%	-2.3%	-5.4%	-4.6%
Manufacturing	-0.7%	-6.6%	-0.7%	-3.2%	-4.2%	-2.6%
Technology	-1.9%	-7.0%	-2.0%	-5.3%	0.8%	1.5%
Geography
Americas	3.1%	13.5%	3.1%	14.2%	8.9%	9.6%
Europe	-1.8%	-8.0%	-3.0%	-2.6%	0.4%	2.6%
ROW	0.6%	-5.0%	0.3%	0.2%	-6.0%	-2.2%
Practices
Digital Operations and Platforms	2.5%	23.8%	2.3%	25.3%	13.4%	14.3%
Cloud and Infrastructure Services	2.6%	-1.8%	2.3%	1.7%	-0.7%	1.4%
Data, Analytics and AI	1.7%	10.4%	1.3%	13.2%	8.6%	10.2%
Modern Application Services	0.3%	1.8%	-0.2%	4.9%	2.9%	4.6%
Industrial & Engineering Services	1.9%	-1.0%	1.7%	0.6%	4.5%	5.4%

D. Annexure to Datasheet
Segment-wise breakup of Cost of Revenues, S&M and G&A	Q4 FY 18-19 (INR MN)
Particulars	IT Services	IT Products	ISRE	Reconciling Items	Total
Cost of revenues	1,01,473	2,774	2,626	69	1,06,942
Selling and marketing expenses	10,928	47	71	(52)	10,994
General and administrative expenses	6,932	31	(134)	(160)	6,669
Total	1,19,334	2,852	2,562	(143)	1,24,605